File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2005

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F [ X ]              Form 40-F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes [  ]                      No [ X ]

CONTENTS

Documents Attached:

* Press Information dated April 26, 2005

Vitro Continues to Report Sales Growth in All Business Units in 1Q05

San Pedro Garza García, Nuevo León, Mexico – April 26, 2005 – Vitro S.A. de C.V. (BMV: VITROA; NYSE: VTO) one of the world's largest producers and distributors of glass products, today announced 1Q’05 unaudited results. Consolidated sales remained unchanged YoY. Excluding Vitro Fibras (VIFISA) and Vitro American National Can (VANCAN), divested in March and September 2004, respectively, consolidated sales rose 3.8 percent. Consolidated EBITDA fell YoY 12 percent with margins down 1.8 percentage points to 13.1 percent. On a comparable basis, consolidated EBITDA declined 4.7 percent. Comparable EBITDA rose 8.0 percent at Glass Containers and fell 28.3 percent at Flat Glass and 23.8 percent at Glassware.

Alvaro Rodriguez, Chief Financial Officer, noted: “Results are in line with expectations for the first quarter which is always the weakest of the year. For the third consecutive quarter, on a comparable basis, all business units reported YoY sales growth. Glass Containers turned in an excellent performance, with sales up 6.4 percent. Glassware sales were up 6.7 percent and Flat Glass rose 0.9 percent.”

FINANCIAL HIGHLIGTHS*
	1Q'05	1Q'04	% Change
Consolidated Net Sales	548	547	0.0%
Flat Glass	265	274	-3.5%
Glass Containers	220	215	2.4%
Glassware	56	52	6.7%
Cost of Sales	411	407	1.1%
Gross Income	137	141	-2.9%
Gross Margins	25.0%	25.7%	-0.7 pp
SG&A	115	112	2.9%
SG&A % of sales	21.0%	20.5%	0.5 pp
EBIT	21	29	-25.5%
EBIT Margins	3.9%	5.2%	-1.3 pp
EBITDA	72	81	-12.0%
Flat Glass	20	33	-39.4%
Glass Containers	44	41	5.4%
Glasware	5	6	-23.8%
EBITDA Margins	13.1%	14.9%	-1.8 pp
NET INCOME	(23)	33	-170.8%
Net Income Margins	-4.2%	5.9%	-1016 bps
Total Financial Debt	1,495	1,395	7.1%
Short Term Debt	339	426	-20.5%
Long Term Debt	1,156	969	19.2%
Average life of debt	4.3	3.9
Cash & Cash Equivalents	211	147	43.3%
* Millions of Nominal US$

Mr. Rodriguez commented, “During the quarter, we closed a five-year US$150 million senior secured term loan at Vitro Envases Norteamerica, our Glass Containers business unit. The net proceeds from this loan, together with the US$80 million from the reopening of the VENA bond on February 4, 2005 were used to pay down other debt. With these transactions we completed the refinancing of this business unit. This means that we do not have any large maturities for the next five years at VENA. In addition, VENA’s cost of debt fell by more than 1 percentage point and average debt life rose to 5.5 years from 3.9 years. At the same time, VENA’s debt to the holding company level fell to US$75 million, from US$221 million on March 31, 2004.

“On March 31, 2005, we issued a securitization program, first of its kind in Mexico to replace a former factoring program at VENA. The program is composed of Ps.550 million in “Certificados Bursátiles Preferentes”, issued in Mexico and US$19 million of “Certificados Subordinados” in the U.S. We are pleased to say that the preferred instruments were three times oversubscribed. This transaction was rated mxAAA by Standard & Poor's and Aaamx by Moody's.”

“At a consolidated level, all this extends life of debt to 4.3 years from 3.8 years.”

Mr. Rodriguez concluded, “On April 1, 2005 we sold our 100% interest in Plasticos Bosco, S.A. de C.V. This, divestiture, together with the other three completed over the last 18 months, finalizes our strategy of focusing on our core glass business units. Vitro today is a pure glass company operating in geographically diversified markets, selectively pursuing a unique position as a niche market leader, producing quality products for a diversified client base and plans to continue building our market position in the glass industry.

All figures provided in this announcement are in accordance with Generally Accepted Accounting Principles in Mexico, except otherwise indicated. Dollar figures are in nominal US dollars and are obtained by dividing nominal pesos for month by the end of month fix exchange rate published by Banxico. In the case of the Balance Sheet, US dollar translations are made at the fix exchange rate as of the end of the period. The exchange rate as of January 31, 2005 was 11.2991, as of February 28, 2005 was 11.0955 and as of March 31, 2005 was 11.1783 pesos per US dollar. Certain amounts may not sum due to rounding. All figures and comparisons are in USD terms, unless otherwise stated.

This announcement contains historical information, certain management’s expectations and other forward-looking information regarding Vitro, S.A. de C.V. and its Subsidiaries (collectively the “Company”). While the Company believes that these management’s expectations and forward looking statements are based on reasonable assumptions, all such statements reflect the current views of the Company with respect to future events and are subject to certain risks and uncertainties that could cause actual results to differ materially from those contemplated in this report. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic, political, governmental and business conditions worldwide and in such markets in which the Company does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the growth or reduction of the markets and segments where the Company sells its products, changes in raw material prices, changes in energy prices, particularly gas, changes in the business strategy, and other factors. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. The Company does not assume any obligation, to and will not update these forward-looking statements. The assumptions, risks and uncertainties relating to the forward-looking statements in this report include those described in the Company’s annual report in form 20-F file with the U.S. Securities and Exchange Commission, and in the Company’s other filings with the Mexican Comisión Nacional Bancaria y de Valores.

Vitro, S.A. de C.V. (NYSE: VTO; BMV: VITROA), through its subsidiary companies, is one of the world's leading glass producers. Vitro is a major participant in three principal businesses: flat glass, glass containers and glassware. Its subsidiaries serve multiple product markets, including construction and automotive glass; food and beverage, wine, liquor, cosmetics and pharmaceutical glass containers; glassware for commercial, industrial and retail uses. Vitro also produces raw materials and equipment and capital goods for industrial use. Founded in 1909 in Monterrey, Mexico-based Vitro has joint ventures with major world-class partners and industry leaders that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries have facilities and distribution centers in eight countries, located in North, Central and South America, and Europe, and export to more than 70 countries worldwide. For further information, please visit our website at: http://www.vitro.com

First Quarter 2005 results
Conference Call and Web cast
Wednesday, April 27, 2005
11:00 AM U.S. EST – 10:00 A.M. U.S. CST (Monterrey time)

A live web cast of the conference call will be available to investors and the media at http://www.vitro.com/ through the end of the day on May 27, 2005. For inquiries regarding the conference call, please contact Alexander Fudukidis of Breakstone & Ruth via telephone at (646) 536-7012, or via email at afudukidis@breakstoneruth.com.

For further information, please contact:

Investor Relations Adrian Meouchi / Leticia Vargas Vitro S.A. de C.V. + (52) 81-8863-1350 / 1219 ameouchi@vitro.com lvargasv@vitro.com	U.S. agency Alex Fudukidis / Susan Borinelli Breakstone & Ruth International (646) 536-7012 / 7018 afudukidis@breakstoneruth.com Sborinelli@breakstoneruth.com	Media Relations Albert Chico Vitro, S. A. de C.V. + (52) 81-8863-1335 achico@vitro.com

DETAILED FINANCIAL INFORMATION FOLLOWS:

Consolidated Results
Sales
EBIT and EBITDA
Consolidated Financing Cost
Taxes
Consolidated Net Loss
Capital Expenditures
Consolidated Financial Position
Cash Flow
Key Developments
Flat Glass
Glass Containers
Glassware
Consolidated Financial Statements
Segmented Information
VENA's Consolidated Financial Statements

Consolidated Results

1Q05 Highlights
US$ Million
	SALES				EBITDA				TOTAL DEBT			INTER COMPANY DEBT		DEBT WITH THIRD PARTIES			CASH & CASH EQUIVALENTS [3]
	%	1Q05 $	1Q04 $	YoY Change %	%	1Q05 $	1Q04 $	YoY Change %	1Q05 $	1Q04 $	YoY Change %	1Q05 $	1Q04 $	1Q05 $	1Q04 $	YoY Change %	1Q05 $	1Q04 $	YoY Change %
FLAT GLASS	48	265	274	-3.5	28	20	33	-39.4	341	360	-5.2	93	28	249	333	-25.3	47	36	31.4
CONTAINERS	40	220	215	2.4	61	44	41	5.4	530	422	25.6	75	221	454	200	126.7	39	42	-7.9
GLASSWARE	10	56	52	6.7	7	5	6	-23.8	67	78	-14.8	5	10	62	68	-9.6	10	11	-4.5
HOLDING[1,2]	1	7	6	21.9	5	3	1	304.3	557	535	4.0	-173	-259	730	794	-8.1	113	58	95.1
TOTAL	100	548	547	0.0	100	72	81	-12.0	1495	1395	7.1			1495	1395	7.1	211	147	43.3
	[1] Sales for the Holding Co. represent only third party revenues.
	[2] Holding includes all corporate companies
	[3] Cash & Cash Equivalents include cash collateralizing long term debt accounted for in other long term assets.

Sales

Consolidated net sales for 1Q’05 remained flat YoY and increased 0.5 percent for the last twelve months. Flat Glass sales for the quarter declined YoY by 3.5 percent, while Glass Containers and Glassware increased 2.4 percent and 6.7 percent, respectively over the same time period.

Domestic and Export sales for the quarter decreased 4.8 percent and 1.3 percent YoY, respectively. Sales by foreign subsidiaries increased 9.1 percent during the same period.

On a comparable basis, excluding Vitro Fibras, S.A. de C.V. (VIFISA) and Vitro American National Can, S.A. de C.V. (VANCAN), which were divested in March and September 2004, respectively, consolidated net sales for the quarter rose YoY by 3.8 percent. At the business unit level, sales at Flat Glass, excluding VIFISA, increased 0.9 percent and sales at Glass Containers, excluding VANCAN, rose 6.4 percent YoY.

Table 1
Sales
(Million)
			YoY%	LTM		YoY%
	1Q'05	1Q'04	Change	2005	2004	Change
Constant Pesos
Total Consolidated Sales	6,137	6,358	(3.5)	26,056	26,410	(1.3)
Flat Glass	2,962	3,193	(7.2)	12,409	12,932	(4.0)
Glass Containers	2,467	2,489	(0.9)	10,594	10,454	1.3
Glassware	625	606	3.2	2,733	2,743	(0.4)
Domestic Sales	2,547	2,768	(8.0)	11,375	11,897	(4.4)
Export Sales	1,749	1,830	(4.4)	7,292	7,006	4.1
Foreign Subsidiaries	1,841	1,761	4.6	7,389	7,507	(1.6)
Nominal Dollars
Total Consolidated Sales	548	547	0.0	2,272	2,260	0.5
Flat Glass	265	274	(3.5)	1,085	1,101	(1.5)
Glass Containers	220	215	2.4	923	899	2.6
Glassware	56	52	6.7	237	236	0.4
Domestic Sales	227	238	(4.8)	982	1,022	(3.9)
Export Sales	156	158	(1.3)	635	603	5.4
Foreign Subsidiaries	165	151	9.1	655	635	3.1
% Foreign Currency Sales* / Total Sales	58.5%	56.4%	2.1 pp	56.8%	54.8%	2 pp
% Export Sales / Total Sales	28.4%	28.8%	-0.4 pp	28.0%	26.7%	1.3 pp
* Exports + Foreign Subsidiaries

EBIT and EBITDA

Consolidated EBIT for the quarter decreased 25.5 percent YoY to US$21 million. The EBIT margin declined by 1.3 percentage points to 3.9 percent. On a comparable basis, excluding VIFISA and VANCAN, consolidated EBIT fell 11.5 percent. On a LTM basis, the EBIT margin decreased by 1.5 percentage points. EBIT margins continue to be negatively impacted by the increase in the cost of energy, packaging materials and freight. In addition, the repair of Glassware’s largest furnace during this quarter reduced capacity utilization and fixed cost absorption at this business unit, decreasing EBIT margins. Improved production optimization levels and capacity utilization at Glass Containers partially offset the above-mentioned factors.

EBIT for the quarter at Flat Glass declined 74.8 percent YoY, while at Glass Containers increased 18.1 percent and remained flat at Glassware. Excluding VIFISA, Flat Glass EBIT fell 66.7 percent. Excluding VANCAN, Glass Containers EBIT for the same period rose 21.6 percent.

Consolidated EBITDA for the quarter was US$72 million, a YoY decrease of 12.0 percent. The EBITDA margin declined 1.8 percentage points YoY to 13.1 percent. On a comparable basis, excluding VIFISA and VANCAN, consolidated EBITDA for the quarter declined 4.7 percent YoY, from US$75 million to US$72 million.

On a LTM basis, EBITDA decreased 5.8 percent to US$344 million, from US$365 million. On a comparable basis, excluding VIFISA, VANCAN and Envases Cuautitlán, S.A. de C.V. (ECSA), which was divested in September 2003, EBITDA increased 1.0 percent YoY, from US$337 to US$340. The improvement in EBITDA from continuing operations was achieved despite higher energy and packaging material prices as well as higher distribution costs.

The Pet Coke project, as an alternative source of energy continues to produce savings that partially offset high energy prices and reduce, to certain degree, Vitro’s dependence on natural gas. Savings at the EBITDA level for the quarter totaled approximately US$1.5 million, compared with US$0.4 million for the same quarter last year.

During the quarter, EBITDA decreased 39.4 percent at Flat Glass YoY, rose 5.4 percent at Glass Containers and fell 23.8 percent at Glassware

Glass Containers, excluding VANCAN, was the major EBITDA contributor through its 8 percent YoY increase for the quarter. During the same period, Flat Glass, excluding VIFISA, declined 28.3 percent.

Table 2
EBIT and EBITDA
(Million)
			YoY%	LTM		YoY%
	1Q'05	1Q'04	Change	2005	2004	Change
Constant Pesos
Consolidated EBIT	239	333	(28.2)	1,482	1,908	(22.3)
Margin	3.9%	5.2%	-1.3 pp	5.7%	7.2%	-1.5 pp
Flat Glass	45	189	(76.0)	712	1,004	(29.1)
Glass Containers	196	172	14.0	823	805	2.2
Glassware	(6)	1	--	76	210	(63.7)
Consolidated EBITDA	803	946	(15.1)	3,964	4,279	(7.4)
Margin	13.1%	14.9%	-1.8 pp	15.2%	16.2%	-1 pp
Flat Glass	222	381	(41.8)	1,452	1,745	(16.8)
Glass Containers	490	481	1.9	2,178	1,977	10.2
Glassware	55	75	(26.0)	319	510	(37.4)
Nominal Dollars
Consolidated EBIT	21	29	(25.5)	129	162	(20.5)
Margin	3.9%	5.2%	-1.3 pp	5.7%	7.2%	-1.5 pp
Flat Glass	4	16	(74.8)	62	85	(26.5)
Glass Containers	17	15	18.1	71	69	3.0
Glassware	(1)	0	--	6	18	(63.6)
Consolidated EBITDA	72	81	(12.0)	344	365	(5.8)
Margin	13.1%	14.9%	-1.8 pp	15.1%	16.1%	-1 pp
Flat Glass	20	33	(39.4)	126	148	(14.4)
Glass Containers	44	41	5.4	189	170	11.2
Glassware	5	6	(23.8)	27	44	(37.1)

Consolidated Financing Cost

Consolidated financing cost increased to US$48 million in 1Q’05, compared with US$12 million for the same quarter in 2004 due in large part to a non-cash monetary position gain of US$8 million compared with US$20 million in the same quarter of last year as a result of an inflation rate in Mexico of less than half in 1Q’05 vs.1Q’04
In addition, interest expense increased to US$45 million compared with US$34 million in the same quarter last year. Other financial expenses increased mainly due to expenses related to debt refinancing at VENA.

Table 3
Total Financing Cost
(Million)
			YoY%	LTM		YoY%
	1Q'05	1Q'04	Change	2005	2004	Change
Constant Pesos
Interest Expense	504	383	31.6	1,758	1,649	6.6
Interest Income	(50)	(14)	245.9	(122)	(141)	(13.5)
Foreign Exchange Loss (Gain)	28	(61)	--	167	481	(65.3)
Monetary Position (Gain)	(85)	(237)	(64.3)	(583)	(664)	(12.3)
Other Financial Expenses (Gain)*	147	85	71.8	581	409	42.1
Total Financing Cost (Gain)	544	156	248.2	1,802	1,734	3.9
Nominal Dollars
Interest Expense	45	34	32.2	152	140	8.2
Interest Income	(4)	(1)	254.4	(11)	(12)	(12.1)
Foreign Exchange Loss (Gain)	2	(5)	--	13	39	(67.6)
Monetary Position (Gain)	(8)	(20)	(62.9)	(50)	(57)	(11.2)
Other Financial Expenses (Gain)*	13	6	137.8	50	35	43.9
Total Financing Cost (Gain)	48	12	286.7	154	145	5.8
* Net of non related interest products.

Taxes

Accumulated accrued income tax was flat in 1Q’05 compared with 1Q’04. Deferred income tax for the quarter and for LTM 2005 decreased compared with the same periods last year. This was due to an income tax rate reduction, approved by the Mexican tax authorities, to 30 percent in 2005, 29 percent in 2006 and 28 percent in 2007, and beyond.

Table 4
Taxes and Profit Sharing to Workers
(Million)
			YoY%	LTM		YoY%
	1Q'05	1Q'04	Change	2005	2004	Change
Constant Pesos
Accrued Income Tax	114	116	(1.6)	147	222	(33.8)
Deferred Income Tax	(229)	(18)	1,175.1	(413)	(56)	631.8
Total Income Tax	(115)	98	-	(266)	165	--
Profit Sharing to Workers	37	39	(5.2)	118	54	120.3
Total Taxes and PSW	(77)	138	-	(148)	219	--
Nominal Dollars
Accrued Income Tax	10	10	1.7	12	19	(35.4)
Deferred Income Tax	(20)	(2)	1,214.4	(36)	(4)	705.9
Total Income Tax	(10)	8	-	(24)	15	--
Profit Sharing to Workers	3	3	(1.9)	10	5	117.8
Total Taxes and PSW	(7)	12	--	(13)	19	--

Consolidated Net Loss

During the quarter, the Company recorded a consolidated net loss of US$23 million, compared with a consolidated net gain of US$33 million in 1Q’04. This variation is due to US$32 million extraordinary income received in 1Q’04 from the sale of VIFISA. Additionally in 1Q’05 the Company had higher financing costs, as a result of a lower non-cash monetary position gain and higher interest expense. Lower deferred taxes during 1Q’05 partially offset this decline.

Capital Expenditures (CAPEX)

Capital expenditures for the quarter totaled US$22 million, compared with US$31 million in 1Q’04. Flat Glass accounted for 43 percent or US$9 million, mainly invested in the repair of the VF1 furnace. Glass Containers accounted for 36 percent, or US$8 million, used primarly for maintenance purposes. Glassware invested US$4 million during 1Q’05, mainly for the repair of the M1 furnace.

Consolidated Financial Position

Consolidated gross debt as of March 31, 2005 totaled US$1,495 million, a QoQ decrease of US$12 million.

Net debt, which considers cash and cash equivalents as well as cash collateralizing debt accounted for in other long term assets, increased QoQ by US$57 million to US$1,284, mainly as a result of working capital needs during the quarter. An example of these needs is that as of March 31st VENA still had approximately US$26 million of account receivable not yet discounted in order to complete the new VENA securitization program described below. On a YoY comparison net debt increased US$36 million.

As of 1Q’05, the Company had a cash balance of US$211 million, of which US$185 million was recorded as cash and cash equivalents and US$26 million was classified as other long term assets. As of March 31, 2005, 21 percent of this cash balance was restricted. Restricted cash includes cash collateralizing debt.

On March 31, 2005, the Company announced that its subsidiary VENA closed through the “Bolsa Mexicana de Valores” the issuance of Ps. $550 million in “Certificados Bursátiles Preferentes” at an interest rate of TIIE (Tasa de Interés Interbancaria de Equilibrio) plus 120 basis points. VENA also issued “Certificados Subordinados” for US$19 million in the United States. The “Certificados” were issued through a trust established for this securitization. Interest and principal on the debt from both “Certificados” are payable from receivables to be originated by three subsidiaries of VENA. The demand for the preferred financial instruments resulted in the issue being 2.9 times oversubscribed, demonstrating the excellent access that the Company has in the capital markets in Mexico and abroad. This transaction allows VENA to increase liquidity and it gives access to a five year committed line of credit. Since the transaction replaces a former factoring program at VENA, it will not increase the company’s debt. The transaction received a rating of mxAAA from Standard & Poor's and of Aaamx from Moody's.

On February 24, 2005 the Company closed a US$150 million senior secured term loan at VENA. The facility is secured, on a pari passu basis with the existing Notes and has a maturity of 5 years with a spread of 625 basis points over LIBOR. The net proceeds from this loan were used to pay down the outstanding amount of the original US$230 million loan agreement at VENA obtained on September 24, 2004.

On February 4, 2005 VENA issued US$80 million aggregate principal amount senior secured notes due 2011 (the “Notes”). The Notes constitute a further issuance of, and form a single series and are fully fungible with, the 10.75 percent Senior Secured Guaranteed Notes due 2011 issued on July 23, 2004, in the aggregate principal amount of US$170 million. VENA used the proceeds of the US$80 million issue to repay a portion of the above mentioned US$230 million senior secured loan.

As of March 31, 2005 the Company’s average life of debt increased by 0.5 years, to 4.3 years from 3.8 years. VENA’s average life of debt in 1Q’05 increased 1.6 years to 5.5 from 3.9 years in 4Q’04.

Table 5
Debt Indicators
(Million dollars; except as indicated)
	1Q'05	4Q'04	3Q'04	2Q'04	1Q'04
Interest Coverage
(EBITDA/ Total Net Financial Exp.) (Times) LTM	1.8	2.0	2.1	2.2	2.2
Leverage
(Total Debt / EBITDA) (Times) LTM	4.2	4.1	3.8	3.8	3.8
(Total Net Debt / EBITDA) (Times) LTM	3.3	3.3	3.3	3.4	3.4
Total Debt	1,495	1,507	1,518	1,383	1,395
Short-Term Debt(1)	339	293	276	373	426
Long-Term Debt	1,156	1,213	1,242	1,010	969
Cash and Equivalents(2)	211	279	323	153	147
Total Net Debt	1,284	1,227	1,195	1,230	1,248
Currency Mix (%) dlls&Euros/Pesos / UDI's	82/10/8	81/11/8	81/10/9	74/17/9	60/40/0
(1) Short term debt includes current maturities of long-term debt.
(2) Includes cash collateralizing debt accounted for in the other long term assets

• The Company’s average life of debt as of 1Q’05 was 4.3 years compared with 3.9 years for 1Q’04
• Short term debt as of March 31, 2005 declined by US$87 million to 23 percent of total debt from 31 percent as of March 31, 2004. These amounts include current maturities of long term debt.

• Of total short term debt, 31 percent of maturities are at the Holding Co. level.
• Revolving short-term debt, including trade related, accounted for 28 percent of total short-term debt. This type of debt is usually renewed within periods of 28 to 180 days.
• Current maturities of long term debt increased by 17 percent, or US$17 million, to US$115 million from US$98 as of December 31, 2004.
• Short Term Market debt is mostly Euro Commercial Paper and “Certificados Bursátiles” that the Company uses on a regular basis to finance short-term needs and accounts for 31 percent of total short term debt.

• Approximately 44 percent of debt maturities due in 2006 are at the operating subsidiary level and are principally related to syndicated facilities.
• Market maturities during 2006 include medium-term notes denominated in UDI’s. Maturities for 2007 include the Senior Notes at the Holding Co. level.
• Market maturities from 2008, 2009 and thereafter, include the Senior Notes due 2011 at VENA, the 2010 Secured Term Loan at VENA, long-term “Certificados Bursátiles”, a Private Placement and the Senior Notes due 2013 at the Holding Co. level.

Cash Flow

Net free cash flow for the quarter decreased to negative US$43 million from negative US$13 during 1Q’04. This was principally the result of higher interest expense in 1Q’05 due to higher interest rates, expenses related to debt refinancing at VENA and higher gross debt levels, as well as an increase in cash taxes paid during the quarter. Lower CAPEX during 1Q’05 partially compensated for the above mentioned factors.

Table 6
Cash Flow from Operations Analysis(1)
(Million)
			YoY%	LTM		YoY%
	1Q'05	1Q'04	Change	2005	2004	Change
Constant Pesos
EBITDA	803	946	(15.1)	3,964	4,279	(7.4)
Net Interest Expense(2)	(488)	(269)	81.2	(1,822)	(1,736)	5.0
Capex	(245)	(360)	(31.9)	(1,340)	(1,792)	(25.2)
Working Capital(3)	(424)	(440)	(3.8)	(533)	(366)	45.9
Dividends	(17)	(71)	(76.2)	(186)	(251)	(25.8)
Cash Taxes (paid) recovered	(115)	45	--	(192)	(32)	496.3
Net Free Cash Flow	(486)	(151)	222.5	(109)	103	--
Nominal Dollars
EBITDA	72	81	(12.0)	344	365	(5.8)
Net Interest Expense(2)	(43)	(23)	86.6	(157)	(150)	5.0
Capex	(22)	(31)	(28.6)	(117)	(153)	(23.6)
Working Capital(3)	(37)	(38)	(2.1)	(46)	(31)	51.4
Dividends	(2)	(6)	(74.9)	(16)	(22)	(25.3)
Cash Taxes (paid) recovered	(10)	4	--	(17)	(3)	471.0
Net Free Cash Flow	(43)	(13)	227.7	(11)	6	--
(1) This statement is a Cash Flow statement and it does not represent a Statement of Changes in Financial Position according with the Mexican GAAP
(2) Includes other financial expenses and products.
(3) Includes: Clients, inventories, suppliers, other current assets and liabilities, IVA (Value Added Tax) and ISCAS taxes (Salary Special Tax)

Key Developments

Plasticos Bosco Divestiture

On April 1, 2005, the Company completed the sale of its 100 percent interest in Plasticos Bosco, S.A. de C.V.(“Plasticos Bosco”). This practically completes the divestiture of all non-glass related businesses. Plasticos Bosco, located south of Mexico City, was acquired by Vitro in 1981 and engaged in the manufacture and commercialization of disposable tableware.

Vena Securitization Program

On March 31, 2005, the Company announced that its subsidiary Vitro Envases Norteamérica, S.A. de C.V. (“VENA”), Vitro’s glass containers business unit, closed through the “Bolsa Mexicana de Valores” the issuance of Ps. $550 million in “Certificados Bursátiles Preferentes” at an interest rate of TIIE (Tasa de Interés Interbancaria de Equilibrio) plus 120 basis points. VENA also issued “Certificados Subordinados” for US$19 million in the U.S. The “Certificados” were issued through a trust established for this securitization. Interest and principal on the debt from both “Certificados” are payable from receivables to be originated by three subsidiaries of VENA. The VENA subsidiaries that will be assigning receivables to the trust are: Compañía Vidriera, S.A. de C.V. (“COVISA”), which conducts all of VENA’s glass container operations in Mexico, Industria del Álcali, S.A. de C.V. (“Álcali”) which is engaged in the manufacturing of soda ash, sodium bicarbonate, calcium chloride and salt, and Comercializadora Álcali, S. de R.L. de C.V. (“Comercializadora”) which markets Álcali products.

The demand for the preferred financial instruments resulted in the issue being oversubscribed 2.9 times, demonstrating the excellent access that the Company has in the capital markets in Mexico and abroad. This transaction allows VENA to increase liquidity and provides access to a five year committed line of credit.

This transaction replaces a former factoring program at VENA, and as such will not increase the company’s debt. The issue received a rating of mxAAA from Standard & Poor's and of Aaamx from Moody's.

VENA Senior Secured Term Loan at VENA

On February 24, 2005 the Company closed a US$150 million senior secured term loan at VENA. The facility is secured, on a pari passu basis with the existing Notes and has a maturity of 5 years with a spread of 625 basis points over LIBOR. The net proceeds from this loan were used to pay down the outstanding amount of the original US$230 million loan agreement at VENA obtained on September 24, 2004.

Reopening of the VENA Senior Notes due 2011

On February 4, 2005 the Company announced that its subsidiary VENA, successfully issued US$80 million aggregate principal amount senior secured notes due 2011 (the “Notes”). The Notes were issued at a yield of 10.26 percent. This yield was 174 basis points lower than that of the same notes issued in the summer of 2004. The Notes constitute a further issuance of, and form a single series and are fully fungible with, the 10.75 percent Senior Secured Guaranteed Notes due 2011 that were issued on July 23, 2004, in the aggregate principal amount of US$170 million. VENA used the proceeds of the US$80 million issue to repay a portion of the above mentioned US$230 million senior secured loan.

Management Change at Flat Glass

On April 8, 2005 the Company announced that Fernando Flores, the current CEO of Vitro’s Flat Glass Unit, will retire. Jose Domene, Vitro’s Chief Operating Officer, will head the Flat Glass Business Unit as Interim CEO, while maintaining his current responsibilities. Fernando Flores will continue to support Jose Domene as a consultant for a six-month period to assure continuity.

Flat Glass

(48 percent of LTM Consolidated Sales)

Sales

Flat Glass sales decreased 3.5 percent YoY to US$265 million from US$274 million. On a comparable basis, excluding VIFISA which was divested in March 2004, sales increased by 0.9 percent.
Domestic sales decreased 29.5 percent YoY, mainly as a result of lower construction-related volumes. Prices in the construction segment continue to reflect stability as they remained flat compared to the fourth quarter of last year.
Automotive sales rose 3 percent YoY, driven by the new OEM platforms launched earlier this year. These new platforms improved the product mix and prices at the OEM segment. Auto Glass Replacement (“AGR”) domestic sales fell 9 percent as a result of a reduction in volume, but compensated with a mix and price. AGR export sales remained flat YoY.
Sales from foreign subsidiaries rose 10 percent YoY to US$139 million from US$126 million. Sales at the Spanish subsidiary increased 18.4 percent YoY driven by new recently won monumental construction contracts.. In addition, sales at Vitro America rose by 2.7 percent, compared with 1Q’04 and during the same period, Vitro Colombia’s sales rose 29 percent as a result of increased demand in Central and South America.

EBIT & EBITDA

EBIT decreased YoY by 74.8 percent to US$4 million from US$16 million, while EBITDA fell 39.4 percent to US$20 million. During the same period both EBIT and EBITDA margins decreased 4.4 percentage points, to 1.5 and 7.5 percent, respectively.

On a comparable basis, excluding VIFISA, EBIT and EBITDA decreased YoY by 66.7 and 28.3 percent, respectively.

EBITDA was negatively affected by lower sales from the construction business, higher energy, raw material and freight costs.

Strong EBIT and EBITDA generation from Vitro America and the Spanish and Colombian subsidiaries contributed to partially offset the reduction in EBIT and EBITDA for the business unit.

Table 7
Flat Glass
(Million)
			YoY%	LTM		YoY%
	1Q'05	1Q'04	Change	2005	2004	Change
Constant Pesos
Consolidated Net sales	2,962	3,193	(7.2)	12,409	12,932	(4.0)
Net Sales
Domestic Sales	614	900	(31.8)	2,889	3,664	(21.1)
Exports	798	818	(2.5)	3,351	2,929	14.4
Foreign Subsidiaries	1,551	1,475	5.1	6,168	6,339	(2.7)
EBIT	45	189	(76.0)	712	1,004	(29.1)
EBITDA	222	381	(41.8)	1,452	1,745	(16.8)
EBIT Margin	1.5%	5.9%	-4.4 pp	5.7%	7.8%	-2.1 pp
EBITDA Margin	7.5%	11.9%	-4.4 pp	11.7%	13.5%	-1.8 pp
Nominal Dollars
Consolidated Net sales	265	274	(3.5)	1,085	1,101	(1.5)
Domestic Sales	55	78	(29.5)	249	315	(20.9)
Export Sales	71	70	0.8	289	252	14.7
Foreign Subsidiaries	139	126	10.0	547	535	2.3
EBIT	4	16	(74.8)	62	85	(26.5)
EBITDA	20	33	(39.4)	126	148	(14.4)
EBIT Margin	1.5%	5.9%	-4.4 pp	5.7%	7.8%	-2.1 pp
EBITDA Margin	7.5%	11.9%	-4.4 pp	11.6%	13.5%	-1.9 pp
Volumes
Flat Glass (Thousands of m2B)(2)	35	40	(12.3)	158	135	17.0
Capacity utilization
Flat Glass furnaces(1)	103%	115%	-12 pp
Flat Glass auto segment	86%	81%	5 pp
(1) Capacity utilization may sometimes be greater than 100 percent because pulling capacity is calculated based ona certain number of changes in glass color & thickness, determined by historical averages.
(2) m2B = Reduced Squared Meters

Glass Containers
(40 percent of LTM Consolidated Sales)

Sales

Sales increased 2.4 percent YoY to US$220 million from US$215 million. On a comparable basis, excluding VANCAN which was divested on September 2004, sales rose 6.4 percent.

The main drivers behind the increase in the domestic sales were higher beer volume, improved product mix in the Wine & Liquor Segment and increased demand from the Fragrance Sector (part of Cosmetics, Fragrances & Toiletries Segment “CFT”). Beer volume rose 110 percent YoY as a result of higher export demand due to early preparation for the beginning of summer. Despite a 1 percent decrease in volume in the Wine & Liquor Segment, sales rose by 23 percent because of a better product mix. The positive trend at the Fragrance Segment continued during this quarter, with sales up YoY by 18 percent. These factors more than offset the decrease in sales at the Soft Drink Segment.

The 3.7 percent YoY increase in exports was principally due to the 47 percent rise in sales at the CFT Segment in the US, with both higher volumes and better product mix. The Company continues to benefit from its position as a niche player, increasing its exports through Vitro Packaging and gaining market share in the US. In addition, every export segment except Industrial, which represents less tan 1 percent of exports, recorded sale increases during this quarter, compared with the same period last year.

Sales from Glass Containers’ foreign subsidiaries rose 4.8 percent YoY, as a result of increased demand in Central America.

EBIT & EBITDA

EBIT for the quarter increased 18.1 percent YoY to US$17 million from US$15 million. EBITDA for the same period rose 5.4 percent to US$44 million from US$41 during 1Q’04. On a comparable basis, excluding VANCAN, EBIT and EBITDA increased 21.6 and 8 percent, respectively. EBIT and EBITDA margins rose YoY 1.0 and 0.6 percentage points, respectively.

EBITDA during this quarter benefited from higher sales, improved production efficiencies and fixed costs absorption, which more than offset increased energy, packaging costs and freight costs. On a comparable basis, cost of sales, as a percentage of total sales, decreased YoY by 1.9 percentage points.

EBITDA from Mexican operations, which is VENA’s core business and represents approximately 80 percent of total EBITDA rose 21.3 percent YoY.

Table 8
Glass Containers
(Million)
			YoY%	LTM		YoY%
	1Q'05	1Q'04	Change	2005	2004	Change
Constant Pesos
Consolidated Net sales	2,467	2,489	(0.9)	10,594	10,454	1.3
Net Sales
Domestic Sales	1,384	1,425	(2.8)	6,174	6,191	(0.3)
Exports	746	741	0.7	3,031	2,966	2.2
Foreign Subsidiaries	290	285	1.8	1,221	1,168	4.6
EBIT	196	172	14.0	823	805	2.2
EBITDA	490	481	1.9	2,178	1,977	10.2
EBIT Margin	7.9%	6.9%	1 pp	7.8%	7.7%	0.1 pp
EBITDA Margin	19.9%	19.3%	0.6 pp	20.6%	18.9%	1.7 pp
Nominal Dollars
Consolidated Net sales	220	215	2.4	923	899	2.6
Domestic Sales	127	126	1.2	547	543	0.7
Export Sales	66	64	3.7	268	256	4.8
Foreign Subsidiaries	26	25	4.8	108	101	7.4
EBIT	17	15	18.1	71	69	3.0
EBITDA	44	41	5.4	189	170	11.2
EBIT Margin	7.9%	6.9%	1 pp	7.7%	7.7%	0 pp
EBITDA Margin	19.9%	19.3%	0.6 pp	20.4%	18.9%	1.5 pp
Glass Containers
Domestic (Millions of Units)	901	861	4.6	3,966	3,621	9.5
Exports (Millions of Units)	288	278	3.6	1,174	1,144	2.6
Total	1,189	1,139	4.4	5,140	4,765	7.9
Capacity utilization (furnaces)	98.0%	95.0%	3 pp
Capacity utilization (production lines)	86.0%	85.0%	1 pp
Soda Ash (Thousands Tons)	146.8	144.8	1.4

Glassware

(11 percent of LTM Consolidated Sales)

Sales

Sales rose 6.7 percent YoY to US$56 million from US$52 million. This increase was primarily driven by a 9.5 percent gain in domestic sales. Sales benefited from a better product mix during this quarter compared with 1Q’04.

Despite a 7 percent YoY volume decrease for the quarter, total dollar Glassware sales rose as a result of an improved sales mix.

EBIT & EBITDA

EBIT and EBITDA for 1Q’05 was US$(1) million and US$5 million respectively. During the quarter, EBIT and EBITDA margins declined YoY by 1.1 and 3.5 percentage points respectively. The division’s largest furnace was repaired during this quarter and remained inactive for approximately 60 days, which caused lower capacity utilization and fixed cost absorption, which negatively impacted EBIT and EBITDA margins. The EBITDA impact of this was approximately US$1.4 million for 1Q’05.

Higher packaging and energy negatively affected EBIT and EBITDA for the quarter. EBITDA was also negatively impacted by approximately US$0.4 million due to the strong peso. This negatively affected results of dollar denominated exports (32 percent of our sales) and makes imports more competitive.

Table 9
Glassware
(Million)
			YoY%	LTM		YoY%
	1Q'05	1Q'04	Change	2005	2004	Change
Constant Pesos
Consolidated Net sales	625	606	3.2	2,733	2,743	(0.4)
Net Sales
Domestic Sales	414	392	5.7	1,790	1,801	(0.6)
Exports	205	208	(1.8)	909	922	(1.3)
EBIT	(6)	1	--	76	210	(63.7)
EBITDA	55	75	(26.0)	319	510	(37.4)
EBIT Margin	-1.0%	0.1%	-1.1 pp	2.8%	7.7%	-4.9 pp
EBITDA Margin	8.8%	12.3%	-3.5 pp	11.7%	18.6%	-6.9 pp
Nominal Dollars
Consolidated Net sales	56	52	6.7	237	236	0.4
Domestic Sales	38	34	9.5	158	157	1.1
Export Sales	18	18	1.5	79	79	(0.8)
EBIT	(1)	0	--	6	18	(63.6)
EBITDA	5	6	(23.8)	27	44	(37.1)
EBIT Margin	-1.0%	0.1%	-1.1 pp	2.7%	7.6%	-4.9 pp
EBITDA Margin	8.8%	12.3%	-3.5 pp	11.6%	18.5%	-6.9 pp
Sales mix glassware products (Volume terms)
Retail	31.0%	34.6%	-3.6 pp	33.3%	30.2%	3.1 pp
Wholesaler	31.7%	29.3%	2.4 pp	24.3%	24.1%	0.2 pp
Industrial	26.7%	22.1%	4.6 pp	31.5%	37.0%	-5.5 pp
OEM	4.3%	4.3%	0 pp	4.3%	4.0%	0.3 pp
Capacity utilization (installed)	69%	72%	-3 pp
Capacity utilization (available)	77%	78%	-1 pp

VITRO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS, (MILLION)
	First Quarter						LTM
INCOME STATEMENT	Constant Pesos			Nominal Dollars			Constant Pesos			Nominal Dollars
	2005	2004	% Var.	2005	2004	% Var.	2005	2004	% Var.	2005	2004	% Var.
Consolidated Net Sales	6,137	6,358	(3.5)	548	547	0.0	26,056	26,410	(1.3)	2,272	2,260	0.5
Cost of Sales	4,605	4,724	(2.5)	411	407	1.1	19,213	19,156	0.3	1,675	1,640	2.1
Gross Income	1,532	1,634	(6.3)	137	141	(2.9)	6,843	7,254	(5.7)	597	620	(3.7)
SG&A Expenses	1,292	1,300	(0.6)	115	112	2.9	5,361	5,346	0.3	468	458	2.2
Operating Income	239	333	(28.2)	21	29	(25.5)	1,482	1,908	(22.3)	129	162	(20.5)
Interest Expense	504	383	31.6	45	34	32.2	1,758	1,649	6.6	152	140	8.2
Interest Income	(50)	(14)	245.9	(4)	(1)	254.4	(122)	(141)	(13.5)	(11)	(12)	(12.1)
Other Financial Expenses (net)	147	85	71.8	13	6	137.8	581	409	42.1	50	35	43.9
Exchange Loss (Gain)	28	(61)	--	2	(5)	--	167	481	(65.3)	13	39	(67.6)
Gain from Monet. Position	85	237	(64.3)	8	20	(62.9)	583	664	(12.3)	50	57	(11.2)
Total Financing Cost	544	156	248.2	48	12	286.7	1,802	1,734	3.9	154	145	5.8
Other Income	(32)	329	--	(3)	28	--	(503)	187	--	(44)	16	--
Inc. (loss) bef. Tax & PSW	(337)	506	--	(30)	44	--	(823)	361	--	(69)	33	--
Income Tax and PSW	(77)	138	--	(7)	12	--	(148)	219	--	(13)	19	--
Net Inc. (loss) Cont. Opns.	(259)	369	--	(23)	33	--	(676)	142	--	(56)	13	--
Income (loss)of Discont. Oper.	-	-		-	-		-	-	--	-	-
Net Income (Loss)	(259)	369	--	(23)	33	--	(676)	142	--	(56)	13	--
Net Income (loss) of Maj. Int.	(248)	321	--	(22)	28	--	(840)	(49)	1,610.3	(71)	(4)	--
Net Income (loss) of Min. Int.	(12)	47	--	(1)	5	--	164	191	(14.2)	15	17	(13.8)

VITRO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, (Million)
	Constant Pesos			Nominal Dollars
BALANCE SHEET	2005	2004	% Var.	2005	2004	% Var.	FINANCIAL INDICATORS	1Q'05	1Q'04
Cash & Cash Equivalents	2,070	1,289	60.6	185	111	66.5	Debt/EBITDA (LTM, times)	4.2	3.8
Trade Receivables	2,213	2,389	(7.4)	198	205	(3.4)	EBITDA/ Total Net Fin. Exp. (LTM, times)	1.8	2.2
Inventories	4,357	3,999	8.9	390	344	13.4	Debt / Firm Value (times)	0.7	0.6
Other Current Assets	1,698	1,963	(13.5)	152	169	(10.1)	Debt/Equity (times)	2.1	1.8
Total Current Assets	10,338	9,640	7.2	925	829	11.6	Curr. Assets/Curr. Liab. (times)	1.2	1.0
							Sales/Assets (times)	0.8	0.8
Prop., Plant & Equipment	18,345	19,450	(5.7)	1,641	1,670	(1.7)	EPS (Ps$) *	(0.84)	1.07
Deferred Assets	2,024	1,912	5.8	181	162	11.5	EPADR (US$) *	(0.22)	0.28
Other Long-Term Assets	400	771	(48.1)	36	66	(46.1)
Total Assets	31,107	31,773	(2.1)	2,783	2,727	2.0

Short-Term & Curr. Debt	3,789	4,969	(23.8)	339	426	(20.5)	OTHER DATA
Trade Payables	2,132	2,039	4.5	191	175	9.2	# Shares Issued (thousands)	324,000	324,000
Other Current Liabilities	2,510	2,675	(6.2)	225	230	(2.3)
Total Curr. Liab.	8,430	9,683	(12.9)	754	831	(9.2)	# Average Shares Outstanding (thousands)	295,728	295,728
Long-Term Debt	12,918	11,290	14.4	1,156	969	19.2
Other LT Liabilities	1,821	1,996	(8.8)	163	171	(4.8)	# Employees	25,717	24,909
Total Liabilities	23,169	22,968	0.9	2,073	1,971	5.2
Majority interest	5,130	6,043	(15.1)	459	520	(11.8)
Minority Interest	2,809	2,761	1.7	251	236	6.4
Total Shar. Equity	7,938	8,804	(9.8)	710	756	(6.1)

Annexes

VITRO, S.A. DE C.V. AND SUBSIDIARIES
SEGMENTED INFORMATION
FOR THE PERIODS, (MILLION)
	First Quarter						LTM
	Constant Pesos			Nominal Dollars			Constant Pesos			Nominal Dollars
	2005	2004	%	2005	2004	%	2005	2004	%	2005	2004	%
FLAT GLASS
Net Sales	2,962	3,256	-9.0%	265	280	-5.4%	12,409	13,127	-5.5%	1,085	1,118	-2.9%
Interd. Sales	0	63	-100.0%	0	5	-100.0%	0	195	-99.8%	0	17	-99.9%
Con. Net Sales	2,962	3,193	-7.2%	265	274	-3.5%	12,409	12,932	-4.0%	1,085	1,101	-1.5%
Expts.	798	818	-2.5%	71	70	0.8%	3,351	2,929	14.4%	289	252	14.7%
EBIT	45	189	-76.0%	4	16	-74.8%	712	1,004	-29.1%	62	85	-26.5%
Margin (1)	1.5%	5.9%		1.5%	5.9%		5.7%	7.8%		5.7%	7.7%
EBITDA	222	381	-41.8%	20	33	-39.4%	1,452	1,745	-16.8%	126	148	-14.4%
Margin (1)	7.5%	11.9%		7.5%	11.9%		11.7%	13.5%		11.6%	13.4%
Flat Glass Volumes (Thousand m2B)(3)
Const + Auto				35	40	-12.3%				158	135	17.0%
GLASS CONTAINERS
Net Sales	2,513	2,526	-0.5%	224	218	2.8%	10,763	10,582	1.7%	938	910	3.0%
Interd. Sales	46	37	24.1%	4	3	28.1%	168	128	31.3%	15	11	33.2%
Con. Net Sales	2,467	2,489	-0.9%	220	215	2.4%	10,594	10,454	1.3%	923	899	2.6%
Expts.	746	741	0.7%	66	64	3.7%	3,031	2,966	2.2%	268	256	4.8%
EBIT	196	172	14.0%	17	15	18.1%	823	805	2.2%	71	69	3.0%
Margin (1)	7.9%	6.9%		7.9%	6.9%		7.8%	7.7%		7.7%	7.7%
EBITDA	490	481	1.9%	44	41	5.4%	2,178	1,977	10.2%	189	170	11.2%
Margin (1)	19.9%	19.3%		19.9%	19.3%		20.6%	18.9%		20.4%	18.9%
Glass containers volumes (MM Pieces)
Domestic				901	861	4.6%				3,966	3,621	9.5%
Exports				288	278	3.6%				1,174	1,144	2.6%
Total:Dom.+Exp.				1,189	1,139	4.4%				5,140	4,765	7.9%
Soda Ash (Thousand Tons)				147	145	1.4%
GLASSWARE
Net Sales	632	611	3.4%	56	53	6.9%	2,766	2,764	0.1%	240	238	0.9%
Interd. Sales	7	5	25.7%	1	0	30.2%	33	21	59.4%	3	2	61.4%
Con. Net Sales	625	606	3.2%	56	52	6.7%	2,733	2,743	-0.4%	237	236	0.4%
Expts.	205	208	-1.8%	18	18	1.5%	909	922	-1.3%	79	79	-0.8%
EBIT	(6)	1	--	(1)	0	--	76	210	-63.7%	6	18	-63.6%
Margin (1)	-1.0%	0.1%		-1.0%	0.1%		2.8%	7.7%		2.7%	7.6%
EBITDA	55	75	-26.0%	5	6	-23.8%	319	510	-37.4%	27	44	-37.1%
Margin (1)	8.8%	12.3%		8.8%	12.3%		11.7%	18.6%		11.6%	18.5%
GLASSWARE (Volume Mix %)
Retail				31.0%	34.6%					33.3%	30.2%
Wholesale				31.7%	29.3%					24.3%	24.1%
Industrial				26.7%	22.1%					31.5%	37.0%
OEM				4.3%	4.3%					4.3%	4.0%
CONSOLIDATED (2)
Net Sales	6,190	6,463	-4.2%	552	556	-0.7%	26,258	26,754	-1.9%	2,290	2,289	0.0%
Interd. Sales	53	105	-49.8%	5	9	-48.2%	202	344	-41.3%	18	29	-40.5%
Con. Net Sales	6,137	6,358	-3.5%	548	547	0.0%	26,056	26,410	-1.3%	2,272	2,260	0.5%
Expts.	1,749	1,830	-4.4%	156	158	-1.3%	7,292	7,006	4.1%	635	603	5.4%
EBIT	239	333	-28.2%	21	29	-25.5%	1,482	1,908	-22.3%	129	162	-20.5%
Margin (1)	3.9%	5.2%		3.9%	5.2%		5.7%	7.2%		5.7%	7.2%
EBITDA	803	946	-15.1%	72	81	-12.0%	3,964	4,279	-7.4%	344	365	-5.8%
Margin (1)	13.1%	14.9%		13.1%	14.9%		15.2%	16.2%		15.1%	16.1%
(1) EBIT and EBITDA Margins consider Consolidated Net Sales.
(2) Includes corporate companies and other's sales and EBIT.
(3) m2B = Reduced Squared Meters

Vitro Envases Norteamerica and Subsidiaries, Vitro Packaging, Inc. and Empresas Comegua and Subsidiaries
CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
FOR THE PERIODS, (MILLION)
	First Quarter						LTM
INCOME STATEMENT	Constant Pesos			Nominal Dollars			Constant Pesos			Nominal Dollars
	2005	2004	% Var.	2005	2004	% Var.	2005	2004	% Var.	2005	2004	% Var.
Consolidated Net Sales	2,503	2,354	6.3	223	203	9.8	10,383	9,907	4.8	905	852	6.2
Cost of Sales	1,934	1,854	4.3	172	160	7.7	8,065	7,671	5.1	703	660	6.5
Gross Income	568	500	13.7	51	43	17.5	2,318	2,236	3.7	202	192	5.1
SG&A Expenses	375	347	8.0	33	30	11.5	1,535	1,526	0.6	134	131	2.2
Operating Income	194	153	26.6	17	13	31.2	783	711	10.2	68	61	11.1
Interest Expense	190	166	14.7	17	14	18.3	635	655	(3.1)	55	56	(2.4)
Interest Income	(12)	(0)		(1)	(0)		(36)	(2)	1,813.2	(3)	(0)	1,832.5
Other Financial Expenses	108	24	343.5	10	2	362.0	249	114	119.3	22	10	125.8
Exchange Loss (Gain)	13	(21)	--	1	(2)	--	68	201	(66.2)	5	16	(68.2)
Gain from Monet. Position	38	93	(59.6)	3	8	(58.0)	200	255	(21.7)	17	22	(19.9)
Total Financing Cost	261	76	245.1	23	7	256.6	717	714	0.5	61	60	2.0
Other Income	(7)	(23)	69.1	(1)	(2)	68.0	(68)	(69)	(1.1)	(6)	(6)	(2.1)
Inc. (loss) bef. Tax & PSW	(75)	55	--	(7)	5	--	(2)	(72)	(97.4)	1	(5)	--
Income Tax and PSW	(40)	52	--	(4)	5	--	40	97	(58.4)	3	9	(60.4)
Net Inc. (loss) Cont. Operations	(34)	2	--	(3)	0	--	(42)	(168)	75.0	(3)	(14)	78.5
(Loss) on disposal of discontinued oper.	-	(69)		-	(6)		32	(69)	--	3	(6)	--
Income (loss)of Discont. Oper.	0	30	(100.0)	0	3	(100.0)	0	119	(100.0)	0	10	(100.0)
Net Income (Loss)	(34)	(37)	6.8	(3)	(3)	4.4	(10)	(118)	91.7	(0)	(9)	97.8
EBITDA	488	464	5.1	44	40	8.7	2,131	1,891	12.7	185	162	13.8

Vitro Envases Norteamerica and Subsidiaries, Vitro Packaging, Inc. and Empresas Comegua and Subsidiaries
CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
As of March 31, (Million)
	Constant Pesos			Nominal Dollars
BALANCE SHEET	2005	2004	% Var.	2005	2004	% Var.	FINANCIAL INDICATORS	1Q'05	1Q'04
Cash & Cash Equivalents	407	316	28.7	36	27	33.4	Debt/EBITDA (LTM, times)	2.7	2.9
Trade Receivables	816	739	10.4	73	64	14.2	EBITDA/ Total Net Fin. Exp. (LTM, times)	2.5	2.5
Inventories	1,770	1,384	27.9	158	120	32.5	Debt/Equity (times)	1.8	1.3
Notes receivable from affiliates	(0)	1	--	(0)	0	--	Total Liab./Stockh. Equity (times)	3.0	2.2
Other Current Assets	615	984	(37.5)	55	84	(34.7)	Curr. Assets/Curr. Liab. (times)	1.3	0.9
							Sales/Assets (times)	0.8	0.8
Total Current Assets	3,609	3,424	5.4	323	295	9.4
Prop., Plant & Equipment	8,290	8,933	(7.2)	742	768	(3.5)
Deferred Assets	646	526	22.9	58	45	28.0

Other Long-Term Assets	32	182	(82.5)	3	16	(81.8)
Total Assets	12,576	13,065	(3.7)	1,125	1,124	0.1
Short-Term & Curr. Debt	585	1,209	(51.6)	52	104	(49.7)
Notes payable to affiliates	118	681	(82.6)	11	59	(81.9)
Trade Payables	862	734	17.4	77	63	22.2
Other Current Liabilities	1,303	1,115	16.9	117	96	21.5

Total Curr. Liab.	2,869	3,740	(23.3)	257	322	(20.2)
Long-Term Debt	4,473	1,047	327.1	400	90	344.5
Long-Term notes payable to affiliates	682	2,544		61	218
Other LT Liabilities	1,372	1,678	(18.2)	123	144	(14.9)

Total Liabilities	9,396	9,010	4.3	841	774	8.6
Majority interest	2,427	4,055	(40.2)	217	350	(38.0)
Minority Interest	754	(0)	--	67	(0)	--
Total Shar. Equity	3,180	4,055	(21.6)	284	350	(18.8)

Vitro Envases Norteamerica and Subsidiaries, Vitro Packaging, Inc. and Empresas Comegua and Subsidiaries
CONSOLIDATED AND COMBINED STATEMENTS OF CHANGES IN FINANCIAL POSITION
(Million of constant Mexican pesos as of March 31,2005)
	FOR THE THREE MONTHS PERIOD
	ENDED MARCH 31
	2005	2004
OPERATING ACTIVITIES:
Net (loss) from continuing operations	2	(34)
Items that did not require (generate) resources:	-	-
Depreciation and amortization	284	261
Amortization of debt issue costs	4	66
Provision for seniority premium and pension	27	33
Write-off and loss on sale of fixed asstes	(1)	(0)
Deferred income tax and workers profit sharing	(9)	(254)
	307	72
(Increase) in trade receivables	19	53
Decrease (increase) in inventories	53	(160)
Increase (Decrease) in trade payables	(19)	30
Change in other current assets and liabilities, net	56	(183)
Pension funding payments	-	(22)
Resources generated from continued operations	415	(209)
Net income from discontinued opetrations	30	0
	(833)
Proceeds from disposal of discontinued operations	833	-
Operating assets and liabilities from discontinued operations	(44)	-
Resources generated from operations	401	(209)
FINANCING ACTIVITIES:
Bank loans	(226)	322
Notes payable to affiliates	(51)	112
Payment of dividends	(35)	(17)
Increase of capital stock	-	-
Effect from discontinued operations	46	-
Resources used in financing activities	(266)	417
INVESTING ACTIVITIES:
Investment in land and buildings, machinery and equipment, and construction in progress	(101)	(88)
Sale of fixed assets	1	0
Investment in deferred charges	10	(72)
Notes receivable from affiliates	18	21
Long term receivables	7	(1)
Investment in subsidiaries	-	-
Effect from discontinued operations	(9)	-
Resources used in investing activities	(75)	(140)
Decrease in cash and cash equivalents	61	68
Balance at the beginning of year	255	340
Balance at the end of the period	316	407

Vitro Envases Norteamerica and Subsidiaries, Vitro Packaging, Inc. and Empresas Comegua and Subsidiaries
Cash Flow from Operations Analysis(1)
(Million)
			YoY%	LTM		YoY%
	1Q'05	1Q'04	Change	2005	2004	Change
Nominal Dollars
EBITDA	44	40	8.7	185	162	13.8
Net Interest Expense(2)	(27)	(11)	152.0	(66)	(61)	9.7
Capex	(8)	(9)	(9.8)	(57)	(52)	9.1
Working Capital(3)	(31)	17	--	(84)	12	--
Dividends	(2)	(3)	(49.7)	(2)	(3)	(49.7)
Cash Taxes paid	(0)	(3)	(98.5)	5	(12)	--
Net Free Cash Flow	(24)	32	--	(19)	47	--
(1) This statement is a Cash Flow statement and it does not represent a Statement of Changes in Financial Position according with Mexican GAAP
(2) Includes other financial expenses and products.
(3) Includes; Clients, Inventories, suppliers, other current assets and liabilities and IVA (Value Added Tax) and ISCAS taxes (Salary Special Tax)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A. DE C.V.

By     /s/ Claudio L. Del Valle Cabello
       ___________________________
Name:    Claudio L. Del Valle Cabello
Title:      Attorney in Fact

Date: April 26, 2005